Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF BUZZFEED

References in this section to “we,” “our,” “us” and the “Company” generally refer to BuzzFeed, Inc. and its consolidated subsidiaries prior to the Business Combination and to New BuzzFeed and its consolidated subsidiaries after giving effect to the Business Combination, including the acquisition of Complex Networks. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Historical Financial Information of BuzzFeed” and the consolidated financial statements of BuzzFeed and related notes thereto included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this proxy statement/prospectus. Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Company Overview

BuzzFeed is a global digital media company with a portfolio of well-known brands with massive reach, engagement and distribution, and leveraging data and innovation to reach hundreds of millions of people worldwide. BuzzFeed provides breaking news, original reporting, entertainment, and video across the social web to its global audience. Its mission is to maximize the company’s cultural impact by spreading truth and joy. BuzzFeed is building a stronger company by attracting talent, audiences, and business partners who want to move culture, society, and its industry forward. We derive our revenue primarily from driving awareness, attention and/or transactions to leading brands. We have one reportable segment.

As advertising shifts away from traditional mediums, digital and social video have become core components of ad budgets, and companies looking for alternatives look to BuzzFeed as a destination to diversify spend away from the Big Tech platforms. We’ve developed a business model focused on content and powered by our highly scalable data-driven content flywheel that has grown into a large-scale global media network delivered across owned & operated and third-party platforms. Over the years we have leveraged this media network to generate significant, complementary, and diversified revenue streams of advertising, content, and commerce.

BuzzFeed is emerging as a partner of choice and one-stop shop solution for advertisers to drive relevance, awareness, and sales. Through our rapidly growing advertising and commerce solutions, we’re uniquely positioned to help consumers move down the path from discovery, to inspiration, to real-world transaction. Our diversified revenue streams are highly complementary, and we maximize returns for our clients by working with them across the BuzzFeed offering portfolio.

The HuffPost Acquisition and Verizon Investment

On February 16, 2021, we completed the acquisition of HuffPost (excluding HuffPost’s business in Brazil and India) (“HuffPost Acquisition”), a publisher of online news and media content, from entities controlled by Verizon Communications Inc. (“Verizon”). We issued 21,170,037 shares of new Class C non- voting common stock to an entity controlled by Verizon, of which 8,625,234 were in exchange for the acquisition of HuffPost and 12,544,803 were in exchange for a concurrent $35.0 million cash investment in BuzzFeed by an affiliate of Verizon, which was accounted for as a separate transaction.

On March 9, 2021, we announced a restructuring of HuffPost, including employee terminations, in order to efficiently integrate the HuffPost Acquisition and establish an efficient cost structure. We incurred approximately $3.6 million in severance costs related to the restructuring, of which $3.2 million were included in cost of revenue, $0.3 million were included in sales and marketing, and $0.1 million were included in research and development.

The Business Combination

On June 24, 2021, we entered into the Merger Agreement by and among 890, Merger Sub I, Merger Sub II, and BuzzFeed. 890 is a special purpose acquisition company formed to acquire one or more operating businesses through a business combination. The Merger Agreement provides for, among other things, the following transactions at the closing: Merger Sub I will merge with and into BuzzFeed, with BuzzFeed as the surviving company in the merger and, after giving effect to such merger, continuing as a wholly owned subsidiary of 890. Immediately following the Merger, BuzzFeed will merge with and into Merger Sub II with Merger Sub II being the surviving company of the second merger.

Additionally, on March 27, 2021, we entered into the C Acquisition Purchase Agreement to acquire 100% of the outstanding membership interests of CM Partners, in exchange for $200.0 million of cash and 10,000,000 shares of New BuzzFeed Class A common stock. The closing of the C Acquisition is contingent on the Two-Step Merger and will occur contemporaneously with the Two-Step Merger.

The Two-Step Merger, C Acquisition, and other transactions contemplated by the Merger Agreement are referred to as the Business Combination. Upon the consummation of the Business Combination, the new combined company will be renamed BuzzFeed, Inc.

The Two-Step Merger is expected to be accounted for as a reverse capitalization in accordance with GAAP. Under the guidance in ASC 805, 890 is expected to be treated as the “acquired” company for financial reporting purposes. We expect to be deemed the accounting predecessor of the combined business and will be the successor SEC registrant, meaning that our financial statements for previous periods will be disclosed in the registrant’s future periodic reports filed with the SEC. The Business Combination is expected to have a significant impact on our future reported financial position and results as a consequence of the reverse capitalization. The most significant changes in BuzzFeed’s future reported financial position and results are expected to be an estimated net decrease in cash (as compared to our consolidated balance sheet at September 30, 2021) of approximately $85.7 million, assuming maximum stockholder redemptions permitted under the Merger Agreement, and net increase in cash of $201.8 million, assuming no stockholder redemptions. Each redemption scenario includes approximately $150.0 million in proceeds from the Convertible Note Financing to be issued in connection with the closing of the Business Combination, offset by $200.0 million of cash consideration to be paid in connection with the C Acquisition, and additional transaction costs for the Business Combination. Additionally, we expect to recognize approximately $36.2 million of incremental stock-based compensation expense in connection with the Two-Step Merger, related to our restricted stock units, assuming that our board of directors waives the liquidity condition for the Liquidity Condition 1 RSUs and based on the number of restricted stock units outstanding and the requisite service completed at September 30, 2021, and assuming no forfeitures prior to closing of the Two-Step Merger. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Impact of the COVID-19 Pandemic

In March 2020, the World Health Organization declared the viral strain of COVID-19 a global pandemic and recommended containment and mitigation measures worldwide. The spread of COVID-19 and the resulting economic contraction has resulted in increased business uncertainty and significantly impacted our business and results of operations, including a decline in advertising spend in the month of March 2020 that continued through the second quarter of 2020, as well as downward pressure on pricing, which was followed by a recovery in the demand for ad impressions during the third quarter of 2020. We also experienced a reduction in content revenue given temporary production shutdowns starting in March 2020 and continuing through the second quarter of 2020. While production has resumed, we are not able to predict whether we will encounter future production delays or shutdowns, or if and to what extent content revenue will continue to be negatively impacted.

We believe that the COVID-19 pandemic contributed to a shift in commerce from offline to online, which we believe has positively impacted commerce revenue as a result of increased online shopping. However, it is possible that this increased demand may not continue in the future, which could adversely affect both advertising and commerce revenue growth.

The ongoing impact of the COVID-19 pandemic on our business and results of operations remains highly uncertain for the foreseeable future and we may experience materially adverse impacts to our business and results of operations. Due to the evolving and uncertain nature of the pandemic, we are not able to estimate the full extent of its impact on our business and results of operations.

2019 Restructuring

In the first half of 2019, in order to streamline operations and better position us to execute on our strategy, we undertook involuntary terminations of more than 200 employees across various roles and levels. We incurred $9.6 million in costs related to this restructuring, of which $4.4 million were included in cost of revenue, $1.6 million were included in sales and marketing, $2.2 million were included in general and administrative, and $1.4 million were included in research and development.

Executive Overview

The following table sets forth our operational highlights for the periods presented (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
GAAP
Total revenue	$90,096	$75,243	$251,848	$198,297
Loss from operations	$(881)	$(1,884)	$(17,817)	$(22,364)
Net loss	$(3,582)	$(2,130)	$(15,696)	$(21,141)

Non-GAAP
Adjusted EBITDA[1]	$5,992	$2,801	$7,307	$(7,868)

Non-Financial
Time Spent[2]	220,908	190,225	602,248	547,196
% on owned and operated properties	31%	33%	34%	39%
% on third-party platforms	69%	67%	66%	61%

(1) See “Reconciliation from Net income (loss) to Adjusted EBITDA” for a reconciliation of Adjusted EBITDA to the most directly comparable financial measure in accordance with accounting principles generally accepted in the United States (“GAAP”).

(2) We define Time Spent as the estimated total number of hours spent by users on (i) our owned & operated US properties, (ii) our content on Apple News, and (iii) on our content on YouTube in the US, as reported by Comscore, and (iv) the estimated total number of hours spent on our content on Facebook, as reported by Facebook. Time Spent does not reflect time spent with our content across all platforms, including some on which we generated a portion of our advertising revenue, and excludes time spent with our content on platforms for which we do not have advertising capabilities. There are inherent challenges in measuring the total actual number of hours spent with our content across all platforms; however, we consider the data reported by Comscore and Facebook to represent industry-standard estimates of the time actually spent on our largest distribution platforms with our most significant monetization opportunities. We use Time Spent to evaluate the level of engagement of our audience. Trends in Time Spent affect our revenue and financial results by influencing the number of ads we are able to show, the volume of purchases made through our affiliate links, and the overall value of our offerings to our customers. However, increases or decreases in Time Spent may not directly correspond to increases or decreases in our revenue. For example, the number of programmatic impressions served by third-party platforms can vary based on the advertising revenue optimization strategies of these platforms and, as a result, an increase or decrease in Time Spent does not necessarily correlate with a corresponding increase or decrease in the number of programmatic impressions served, but Time Spent can be a key indicator for our programmatic advertising revenue when the third-party platforms optimize revenue over programmatic impressions. Our definition of Time Spent is not based on any standardized industry methodology and is not necessarily defined in the same manner or comparable to similarly titled measures presented by other companies.

Components of Results of Operations

Revenue:    The majority of our revenue is generated through the following types of arrangements:

• Advertising: Consists of display, programmatic, and video advertising on our owned & operated sites and applications and social media platforms. Advertising revenue is recognized in the period that the related views, impressions, or actions by users on advertisements are delivered. The substantial majority of our advertising revenue is monetized on a per-impression basis; however, we also generate revenue from advertising products that are not monetized on a per-impression basis (for example, page takeovers that are monetized on a per-day basis). Programmatic impressions on third-party platforms, including Facebook and YouTube, are controlled by the individual platforms, and the respective advertising revenue optimization strategies of these platforms have an impact on the number of programmatic impressions that these platforms serve. These optimization strategies change from time to time and have varying impacts on the numbers of programmatic impressions served. We generate an immaterial portion of our advertising revenue on platforms excluded from our measurement of Time Spent.

• Content: Includes revenue generated from creating content, including promotional content and customer advertising. Content revenue is recognized when the content, or the related action (click or view), is delivered.

• Commerce: Includes affiliate marketplace revenue and licensing of intellectual property. We participate in multiple marketplace arrangements with third parties whereby we provide affiliate links which redirect the audience to purchase products and/or services from the third parties. When the participant purchases a product and/or service, we receive a commission fee for that sale from the third party. Affiliate marketplace revenue is recognized when a successful sale is made and the commission is earned.

Cost of revenue:   Consists primarily of compensation-related expenses and costs incurred for the creation of editorial, promotional, and news content across all platforms, as well as amounts due to third-party websites and platforms to fulfill customers’ advertising campaigns. Web hosting and advertising serving platform costs are also included in cost of revenue.

Sales and marketing:   Consists primarily of compensation-related expenses for sales employees. In addition, sales and marketing expenses include advertising costs and market research.

General and administrative:   Consists of compensation-related expenses for corporate employees. Also, it consists of expenses for facilities, professional services fees, insurance costs, and other general overhead costs. We expect our general and administrative expenses to increase in absolute dollars due to the growth of our business and related infrastructure as well as legal, accounting, director and officer insurance premiums, investor relations and other costs associated with operating as a public company.

Research and development:   Consists primarily of compensation-related expenses incurred for the development of, enhancements to, and maintenance of our website, technology platforms, data collection and infrastructure. Research and development expenses that do not meet the criteria for capitalization are expensed as incurred.

Depreciation and amortization:   Represents depreciation of property and equipment and amortization of intangible assets and capitalized software costs.

Other (expense) income, net: Consists of foreign exchange gains and losses, gains and losses on investments, interest income, interest expense and other miscellaneous income and expenses.

Loss on disposition of subsidiary:   Represents the loss recognized during Q3 2021 on the disposition of HuffingtonPost Italia S.R.L. (“HuffPost Italy”).

Income tax benefit:   Represents federal, state and local taxes based on income in multiple domestic and international jurisdictions.

Results of Operations:

Comparison of results for the three and nine months ended September 30, 2021 and 2020

The following tables set forth our consolidated statement of operations data for each of the periods presented (in thousands):

	Three Months Ended September 30,		Nine months Ended September 30,
	2021	2020	2021	2020
Revenue	$90,096	$75,243	$251,848	$198,297

Costs and expenses
Cost of revenue, excluding depreciation and amortization	48,837	33,390	135,903	93,702
Sales and marketing	11,218	11,995	34,170	39,063
General and administrative	19,829	22,305	65,274	61,304
Research and development	5,686	5,079	19,285	13,084
Depreciation and amortization	5,407	4,358	15,033	13,508
Total costs and expenses	90,977	77,127	269,665	220,661
Loss from operations	(881)	(1,884)	(17,817)	(22,364)
Other (expense) income, net	(2,442)	(258)	(2,278)	426
Loss on disposition of subsidiary	(612)	-	(612)	-
Loss before income taxes	(3,935)	(2,142)	(20,707)	(21,938)
Income tax benefit	(353)	(12)	(5,011)	(797)
Net loss	(3,582)	(2,130)	(15,696)	(21,141)
Net income attributable to the redeemable noncontrolling interest	67	62	212	768
Net income (loss) attributable to noncontrolling interests	137	—	(173)	-
Net loss attributable to BuzzFeed, Inc.	$(3,786)	$(2,192)	$(15,735)	$(21,909)

Costs and expenses include stock-based compensation expense as follows (in thousands):

	Three Months Ended September 30,		Nine months Ended September 30,
	2021	2020	2021	2020
Cost of revenue, excluding depreciation and amortization	$388	$54	$543	$61
Sales and marketing	37	28	98	31
General and administrative	59	221	160	872
Research and development	19	24	49	24
	$503	$327	$850	$988

The following table sets forth our consolidated statement of operations data for each of the periods presented as a percentage of revenue(1):

	Three Months Ended September 30,		Nine months Ended September 30,
	2021	2020	2021	2020
Revenue	100%	100%	100%	100%

Costs and expenses
Cost of revenue, excluding depreciation and amortization	54%	44%	54%	47%
Sales and marketing	12%	16%	13%	20%
General and administrative	23%	30%	26%	31%
Research and development	6%	7%	8%	7%
Depreciation and amortization	6%	6%	6%	7%
Total costs and expenses	101%	103%	107%	111%
Loss from operations	(1)%	(3)%	(7)%	(11)%
Other (expense) income, net	(3)%	-	(1)%	-
Loss on disposition of subsidiary	(1)%	-	-	-
Loss before income taxes	(4)%	(3)%	(8)%	(11)%
Income tax benefit	-	-	(2)%	-
Net loss	(4)%	(3)%	(6)%	(11)%
Net income attributable to the redeemable noncontrolling interest	-	-	-	-
Net loss attributable to noncontrolling interests	-	-	-	-
Net loss attributable to BuzzFeed, Inc.	(4)%	(3)%	(6)%	(11)%

(1)Percentages have been rounded for presentation purposes and may differ from unrounded results.

Revenue

Total revenue as follows (in thousands):

	Three Months Ended September 30,			Nine Months Ended September 30,
	2021	2020	%Change	2021	2020	%Change
Advertising	$50,240	$36,051	39%	$136,693	$94,105	45%
Content	26,483	27,476	(4)%	70,261	74,947	(6)%
Commerce and other	13,373	11,716	14%	44,894	29,245	54%
Total revenue	$90,096	$75,243	20%	$251,848	$198,297	27%

Advertising revenue increased $14.2 million, or 39%, and $42.6 million, or 45%, for the three and nine months ended September 30, 2021, respectively. The increase for the three months ended September 30, 2021 was driven by a 25% increase in programmatic impressions delivered across our owned and operated properties and Facebook, principally reflecting the 16% increase in Time Spent, and an increase in overall pricing for programmatic advertising of 55% across Facebook and YouTube. The increase for the nine months ended September 30, 2021 reflects increases in the number of programmatic and direct sold impressions delivered across our owned and operated properties of 36% and 8%, respectively, driven by improved monetization of our audience, and an increase in overall pricing for programmatic advertising of 23% across our owned and operated properties, Facebook and YouTube, partially offset by a 19% decrease in programmatic impressions delivered across Facebook and YouTube, due to the revenue optimization strategies of these platforms, and a 4% decrease in overall pricing for direct sold advertising. In addition, the HuffPost Acquisition contributed $7.2 million and $15.2 million in advertising revenue for the three and nine months ended September 30, 2021, respectively.

Content revenue decreased $1.0 million or 4% for the three months ended September 30, 2021 reflecting the timing of deliveries of content. For the nine months ended September 30, 2021 content revenue decreased $4.7 million, or 6%, primarily reflecting delays in customer spending due to the disruption from COVID-19.

Commerce and other revenue increased $1.7 million, or 14%, and $15.6 million, or 54%, for the three and nine months ended September 30, 2021, respectively, primarily reflecting an increase in the number of purchases generated driven by the growth in online shopping. During Q3 2021 we began to experience a slowdown in commerce revenue growth compared to the first half of the year, as the significant growth in online shopping eased from its COVID-related peak and many of our most important partners continue to grapple with labor shortages and global supply chain issues. We expect these headwinds to continue in Q4 2021, and for these factors as well as a comparison against Amazon Prime Day in Q4 2020 (which took place in Q2 2021) to negatively impact our commerce revenue in the quarter.

Cost of revenue

	Three Months Ended September 30,			Nine Months Ended September 30,
	2021	2020	%Change	2021	2020	%Change
Cost of revenue	$48,837	$33,390	46%	$135,903	$93,702	45%
As a percentage of revenue	54%	44%		54%	47%

Cost of revenue increased by $15.4 million, or 46% and $42.2 million, or 45%, for the three and nine months ended September 30, 2021, respectively, driven by increases in compensation costs of $5.5 million and $20.6 million, respectively, and increases in other cost of sales reflecting the growth in revenue. The increase in compensation costs for the three months ended September 30, 2021 was principally driven by $5.7 million related to the additional headcount associated with HuffPost, partially offset by the comparison against nonrecurring bonuses in Q3 2020 in restitution for the temporary pay reductions implemented earlier in 2020 in response to COVID-19. The increase in compensation costs for the nine months ended September 30, 2021 was principally driven by $16.2 million related to the additional headcount associated with HuffPost and $3.2 million of severance costs incurred in Q1 2021 related to the restructuring of HuffPost.

Sales and marketing

	Three Months Ended September 30,			Nine Months Ended September 30,
	2021	2020	%Change	2021	2020	%Change
Sales and marketing	$11,218	$11,995	(6)%	$34,170	$39,063	(13)%
As a percentage of revenue	12%	16%		13%	20%

For the three months ended September 30, 2021, sales and marketing expenses decreased by $0.8 million, or 6%, reflecting the comparison against nonrecurring bonuses in Q3 2020 in restitution for the temporary pay reductions instituted in response to COVID-19 as well as nonrecurring severance costs tied to employee terminations in Q3 2020.

For the nine months ended September 30, 2021, sales and marketing expenses decreased by $4.9 million, or 13%, reflecting a $4.1 million decrease in compensation driven by the savings from a workforce reduction during 2020 and a $1.1 million decrease in events, travel and entertainment costs as we adopted remote work policies in response to COVID-19.

General and administrative

	Three Months Ended September 30,			Nine Months Ended September 30,
	2021	2020	%Change	2021	2020	%Change
General and administrative	$19,829	$22,305	(11)%	$65,274	$61,304	6%
As a percentage of revenue	23%	30%		26%	31%

General and administrative expenses decreased by $2.5 million, or 11% for the three months ended September 30, 2021, driven by a $4.5 million reduction in rent expense reflecting the comparison against $3.5 million of costs incurred in Q3 2020 related to the early termination of a portion of our office space in Los Angeles and run-rate savings in rent expense as we reduced our real estate footprint, partially offset by $1.0 million of increased compensation costs related to the additional headcount in preparation for becoming a public company, and a $0.7 million increase in professional fees, principally related to additional professional fees associated with the Business Combination.

For the nine months ended September 30, 2021, general and administrative expenses increased by $4.0 million, or 6%, driven by an increase in professional fees of $9.6 million, principally related to additional professional fees associated with the Business Combination, as well as increased compensation costs of $2.8 million principally related to the additional headcount in preparation for becoming a public company, partially offset by a decrease in rent expense of $3.7 million as we reduced our real estate footprint and comparison against $3.5 million of lease termination costs incurred in Q3 2020.

Research and development

	Three Months Ended September 30,			Nine Months Ended September 30,
	2021	2020	%Change	2021	2020	%Change
Research and development	$5,686	$5,079	12%	$19,285	$13,084	47%
As a percentage of revenue	6%	7%		8%	7%

Research and development expenses increased by $0.6 million, or 12%, and $6.2 million, or 47%, for the three and nine months ended September 30, 2021, respectively. The increase for the three months ended September 30, 2021 was driven by increased consulting costs related to the integration of HuffPost. The increase for the nine months ended September 30, 2021 was driven by a $3.7 million increase in compensation costs due to a lower proportion of compensation related to capitalizable projects and increases in headcount associated with the HuffPost Acquisition, as well as increases in consulting costs of $2.3 million, related to the integration of HuffPost.

Depreciation and amortization

	Three Months Ended September 30,			Nine Months Ended September 30,
	2021	2020	%Change	2021	2020	%Change
Depreciation and amortization	$5,407	$4,358	24%	$15,033	$13,508	11%
As a percentage of revenue	6%	6%		6%	7%

Depreciation and amortization increased by $1.0 million and $1.5 million for the three and nine months ended September 30, 2021, respectively, principally driven by amortization of intangible assets associated with the HuffPost Acquisition.

Other (expense) income, net

	Three Months Ended September 30,			Nine Months Ended September 30,
	2021	2020	%Change	2021	2020	%Change
Other (expense) income, net	$(2,442)	$(258)	NM	$(2,278)	$426	NM

NM – not meaningful

Other expense, net increased by $2.2 million for the three months ended September 30, 2021, primarily reflecting an increase in unrealized foreign exchange losses driven by unfavorable movements in exchange rates, notably the Australian Dollar. The change from other income, net of $0.4 million for the nine months ended September 30, 2020 to other expense, net of $2.3 million for the nine months ended September 30, 2021 primarily reflects a $1.2 million increase in unrealized foreign exchange losses driven by unfavorable movements in exchange rates, notably the Australian Dollar, increased interest expense of $1.0 million due to borrowings outstanding for the entire period in 2021 as compared to four months in 2020, and the comparison against a nonrecurring $0.5 million unrealized gain on remeasurement of our investment in a private company during Q2 2020.

Loss on disposition of subsidiary

	Three Months Ended September 30,			Nine Months Ended September 30,
	2021	2020	%Change	2021	2020	%Change
Loss on disposition of subsidiary	$(612)	-	NM	$(612)	-	NM

NM – not meaningful

We recorded a loss on disposition of our 51% interest in HuffPost Italy in August 2021.

Income tax benefit

	Three Months Ended September 30,			Nine Months Ended September 30,
	2021	2020	%Change	2021	2020	%Change
Income tax benefit	(353)	(12)	NM	(5,011)	(797)	NM

NM – not meaningful

Income tax benefit increased $0.3 million and $4.2 million for the three and nine months ended September 30, 2021, respectively. The increase for the three months ended September 30, 2021 was driven primarily by an increase in the effective tax rate due to greater forecast taxable income in certain jurisdictions. The increase for the nine months ended September 30, 2021 primarily reflects the release of a portion of the valuation allowance against our net operating loss carryforward to offset the deferred tax liabilities recognized in connection with the HuffPost Acquisition, partially offset by income generated in certain states and foreign jurisdictions.

Non-GAAP Financial Measures

Consolidated Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure and represents a key metric used by management and our Board of Directors to measure the operational strength and performance of our business, to establish budgets, and to develop operational goals for managing our business. We define Adjusted EBITDA as net loss, excluding the impact of net income (loss) attributable to noncontrolling interests, income tax benefit, interest expense, interest income, other (expense) income, net, depreciation and amortization, stock-based compensation, restructuring costs, and other non-cash and non-recurring items that management believes are not indicative of ongoing operations.

We believe Adjusted EBITDA is relevant and useful information for investors because it allows investors to view performance in a manner similar to the method used by our management. There are limitations to use of Adjusted EBITDA and our Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Other companies, including companies in our industry, may calculate non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes.

Adjusted EBITDA should not be considered a substitute for loss from operations, net loss, or net loss attributable to BuzzFeed, Inc. that we have reported in accordance with GAAP.

Reconciliation from Net income (loss) to Adjusted EBITDA

The following table reconciles consolidated net loss to Adjusted EBITDA for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2021	2020	2021	2020
Net loss	$(3,582)	$(2,130)	$(15,696)	$(21,141)
Income tax benefit	(353)	(12)	(5,011)	(797)
Loss on disposition of subsidiary	612	-	612	-
Interest expense	592	253	1,370	411
Interest income	(105)	(5)	(232)	(145)
Other expense (income), net	1,955	10	1,140	(692)
Depreciation and amortization	5,407	4,358	15,033	13,508
Stock-based compensation	503	327	850	988
Restructuring(1)	-	-	3,645	-
Transaction costs(2)	963	-	5,596	-
Adjusted EBITDA	$5,992	$2,801	$7,307	$(7,868)

(1) For the nine months ended September 30, 2021, reflects costs associated with involuntary terminations of employees across various roles and levels as part of the integration of the HuffPost Acquisition.

(2) Reflects legal, advisory, and consulting fees associated with the Business Combination.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents and borrowings under our revolving credit facility, as well as cash generated from operations. Our cash and cash equivalents consist of demand deposits with financial institutions and investments in money market funds and totaled $145.6 million at September 30, 2021.

We believe that our operating cash flows, together with cash and cash equivalents on hand, our revolving credit facility, will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months.

Revolving Credit Facility

We have a $50.0 million revolving credit facility (“Revolving Credit Facility”), maturing in December 2023. Borrowings under the Revolving Credit Facility are generally limited to 95% of qualifying investment grade accounts receivable and 90% of qualifying non-investment grade accounts receivable, subject to adjustment at the discretion of the lenders. Borrowings under the facility bear interest at LIBOR, subject to a floor rate of 0.75%, plus a margin of 3.75% to 4.25%, depending on the level of our utilization of the facility, and subject to a monthly minimum utilization of $15.0 million. The facility also includes an unused commitment fee of 0.375%.

In the first quarter of 2021, letters of credit totaling $15.5 million were issued under the Revolving Credit Facility which reduced the remaining borrowing capacity by the same amount. These letters of credit were used in favor of our landlords, relieving us of the requirement to maintain $15.5 million of cash as collateral. As a result, the $15.5 million of restricted cash as of December 31, 2020 is no longer restricted.

The Revolving Credit Facility includes covenants that, among other things, requires us to maintain at least $25.0 million of unrestricted cash at all times, limits our ability to incur additional indebtedness, pay dividends, hold unpermitted investments, or make material changes to the business. We were in compliance with the financial covenant as of September 30, 2021.

As of September 30, 2021, we had outstanding borrowings under the Revolving Credit Facility of $19.5 million and remaining borrowing capacity of $11.5 million.

Convertible Notes

In connection with the Business Combination, we expect to complete the Convertible Note Financing of $150.0 million of unsecured convertible notes, due 2026 (the “Notes”). The Notes will bear interest at a rate of 7.00% per annum, payable semi-annually (provided, however, that if there is less than $144.0 million in 890’s trust account immediately following the Business Combination, the stated interest rate shall be 8.5% per annum). The Notes will be convertible into approximately 12,000,000 shares of New BuzzFeed Class A common stock at an initial conversion price of the lesser of (x) $12.50 and (y) a 25% premium to the lowest per share price at which any equity of 890 is issued prior to the closing of the Business Combination in accordance with the terms thereof, and shall mature on the date that is five years following the closing of the Convertible Note Financing.

We may, at our election, force conversion of the Notes after the third anniversary of the issuance of the Notes, subject to a holder’s prior right to convert and certain other conditions, if the volume-weighted average trading price of the New BuzzFeed Class A common stock is greater than or equal to 130% of the conversion price for more than 20 trading days during a period of 30 consecutive trading days. In the event that a holder of the Notes elects to convert its Notes after the one year anniversary, and prior to the three-year anniversary, of the issuance of the Notes, we will be obligated to pay an amount equal to: (i) from the one year anniversary of the issuance of the Notes to the two year anniversary of the issuance of the Notes, an amount equal to 18 month’s interest declining ratably on a monthly basis to 12 month’s interest on the aggregate principal amount of the Notes so converted and (ii) from the two year anniversary of the issuance of the Notes to the three year anniversary of the issuance of the Notes, an amount equal to 12 month’s interest declining ratably on a monthly basis to zero month’s interest, in each case, on the aggregate principal amount of the Note so converted (the “Interest Make-Whole Payment”). The Interest Make-Whole Payment will be payable in cash.

Each holder of a Note will have the right to cause us to repurchase for cash all or a portion of the Notes held by such holder (i) at any time after the third anniversary of the closing date, at a price equal to par plus accrued and unpaid interest; or (ii) at any time upon the occurrence of a “fundamental change,” a customary definition of which will be agreed in the Indenture (a “Fundamental Change”), at a price equal to 101% of par plus accrued and unpaid interest.

The Notes will include restrictive covenants that, among other things, will limit our ability to incur additional debt or liens, make restricted payments or investments, dispose of significant assets, transfer intellectual property, or enter into transactions with affiliates.

Cash flows provided by (used in) category were as follows for the periods presented:

	Nine Months Ended September 30,
(In thousands)	2021	2020
Net cash provided by operating activities	$10,898	$27,832
Net cash used in investing activities	(4,900)	(11,742)
Net cash provided by financing activities	34,277	17,194

Operating Activities

For the nine months ended September 30, 2021, net cash provided by operating activities was $10.9 million, a decrease of $16.9 million compared to the nine months ended September 30, 2020. The decrease in cash provided by operating activities was primarily driven by the timing of payments relative to collections, expenditures of $6.1 million on capitalized production costs related to two feature films, the impact of a $5.0 million performance deposit related to the C Acquisition paid during Q1 2021, and payments of transaction costs related to the Business Combination, partially offset by a $5.2 million decrease in the net loss adjusted for non-cash items.

Investing Activities

For the nine months ended September 30, 2021, cash used in investing activities was $4.9 million, which consists of $7.6 million of expenditures on internal-use software, $1.8 million of expenditures on fixed assets, and $0.7 million of cash disposed of in connection with the HuffPost Italy disposition, partially offset by $5.2 million of net cash acquired as part of the HuffPost Acquisition. For the nine months ended September 30, 2020, cash used in investing activities was $11.7 million, which consisted of expenditures on internal-use software of $8.0 million and fixed assets of $3.7 million.

Financing Activities

For the nine months ended September 30, 2021, cash provided by financing activities was $34.2 million, principally consisting of $35.0 million of proceeds from the issuance of common stock related to the equity investment in us by an affiliate of Verizon, partially offset by payments on the Revolving Credit Facility. For the nine months ended September 30, 2020, cash provided by financing activities was generated from borrowings, net of repayments, from our secured borrowing facility.

Contractual Obligations

Our principal commitments consist of obligations for office space under non-cancelable operating leases with various expiration dates through 2029 as well as repayment of borrowings under our Revolving Credit Facility. Refer to Note 16 — Commitments and Contingencies in our unaudited condensed consolidated financial statements for more details.

In September 2018, concurrent with an investment in a private company, we agreed to guarantee the lease of the investee’s premises in New York. In October 2020, the investee renewed its lease agreement, and our prior guarantee was replaced with a new guarantee of up to $5.4 million. The amount of the guarantee is reduced as the investee makes payments under the lease. As of September 30, 2021, the maximum amount under the guarantee was $3.1 million, and no liability was recognized with respect to the guarantee.

Market Risk

We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business. These risks include primarily foreign currency exchange, interest rate fluctuation and equity investment risks.

Foreign Currency Exchange Risk

We transact business in various foreign currencies and obtain international revenue, as well as incur costs denominated in foreign currencies, primarily the British Pound, Japanese Yen, and Canadian Dollar. This exposes us to the risk of fluctuations in foreign currency exchange rates. Accordingly, changes in exchange rates, and in particular a continuing strengthening of the U.S. dollar, would negatively affect our revenue and results of operations as expressed in U.S. dollars. These exposures were not material for the three or nine months ended September 30, 2021 or 2020, but may become material in the future.

Interest Rate Fluctuation Risk

Our exposure to interest rates relates primarily to the variable interest component on our Revolving Credit Facility as well as interest earned and market value on money market funds included in our cash and cash equivalents. These exposures were not material for the three or nine months ended September 30, 2021 or 2020, but may become material in the future.

Equity Investment Risk

We hold an investment in equity securities of a privately-held company without a readily determinable fair value. We elected to account for this investment using the measurement alternative, which is cost, less any impairment, adjusted for changes in fair value resulting from observable transactions for identical or similar investments of the same issuer. We perform a qualitative assessment at each reporting date to determine whether there are triggering events for impairment. The qualitative assessment considers factors such as, but not limited to, the investee’s financial performance and business prospects; industry performance; economic environment; and other relevant events and factors affecting the investee. Valuations of our equity investment are complex due to the lack of readily available market data and observable transactions. The carrying value of our investment was $2.3 million at September 30, 2021.